FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                            REPORT OF FOREIGN ISSUER

                   Pursuant to Section 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934



                          For the month of JANUARY 2003


                                   ECTEL LTD.
               ---------------------------------------------------
                 (Translation of registrant's name into English)

                       43 Hasivim St., Petah Tikvah Israel
               --------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F     X                    Form 40-F
                               -----                       -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                              No     X
                        -----                            -----

If "Yes" is marked, indicate below the file number assigned to the registration in connection with Rule 12g3(b):
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             Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. (the "Registrant"), on January 14, 2003, announcing that it has received orders for FraudView systems, valued together at several million dollars, from three new customers and a press release issued by the Registrant on January 23, 2003, announcing its fourth quarter 2002 results.








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         SIGNATURE

             Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   ECTEL LTD.
                                   (Registrant)

                                   By:  /s/ ERNEST S. WECHSLER
                                        ----------------------
                                        Ernest S. Wechsler for Avi Goldstein,
                                        pursuant to authorization





Dated:  January 24, 2003




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